March 19, 2007

By EDGAR
Jill S. Davis Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Stop 7010 Washington, D.C. 20549

Goldbelt Resources Ltd.
Form 20-F for the Fiscal Year Ended June 30, 2006
Filed December 27, 2006
File Number: 0-28296

Dear Ms. Davis:

Goldbelt Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter, dated March 9, 2007 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Annual Report on Form 20-F for the fiscal year ended June 30, 2006. We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Where reference is made to revised disclosure below, the Company intends to include such revised disclosure beginning with its financial statements for the quarter ended March 31, 2007 and its Form 20-F for the fiscal year ended June 30, 2007, as applicable.

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RESPONSES TO STAFF COMMENTS

Form 20-F for the Fiscal Year Ended June 30, 2006

Selected Financial Data, page 9

1.
Please explain why your disclosure indicates that your selected financial data is qualified in its entirety by reference to your audited financial statements. It is unclear why any such qualification is necessary.

Response: The comment is noted and we will revise our disclosure in subsequent filings by removing the qualification noted above.

2.	Please revise your disclosure to also present Shareholders’ Equity. Refer to Item 3.A.2 of Form 20-F.

Response: The comment is noted and we will provide Shareholders’ Equity in subsequent filings.

Independent Auditors’ Report, page 59

3.	Please have your auditors provide an opinion with the title, “Report of Independent Registered Pubic Accounting Firm,” if applicable.

Response: We confirm that our auditors are a Registered Public Accounting Firm. We have contacted our auditors and they agree with the comment. We will ensure that the auditors’ report is titled “Report of Independent Registered Public Accounting Firm” in subsequent audited financial statements.

Financial Statements
General

4.
It appears based on your disclosure that for U.S. GAAP purposes, you are an exploratory stage company. Please modify your disclosures throughout your document including your financial statement headers to indicate your stage of development for U.S. and Canadian GAAP purposes.

Response: The comment is noted and we will ensure that the financial statement headers clearly indicate the stage of development for both U.S. and Canadian GAAP purposes. The headers will be titled “Goldbelt Resources Ltd. - An Exploration Stage Company” and Note 1 will be expanded to read “To date, the Company has not earned any revenues from its mineral exploration properties and is considered to be in the exploration stage”. This header and description of the business will be adjusted, if necessary, based on the assessed stage of the Company.

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Note 12 - Differences Between Canadian and United States GAAP
Note d) - page 80

5.
We note your disclosure that indicates under U.S. GAAP, exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined. Please note and modify your policy accordingly that under U.S. GAAP, exploration costs are expensed as incurred regardless of a project’s stage of development or the existence of reserves.

Response: The comment is noted and we confirm that we have expensed our exploration costs as incurred regardless of a project’s stage of development or the existence of reserves, and will ensure that the accounting policy for the expensing of exploration costs is appropriately disclosed in subsequent filings. The relevant portion of Note 12(d) to our financial statements will be amended as follows:

“Under U.S. GAAP exploration expenditures are expensed as incurred. All exploration expenditures incurred on the Belahouro property, other than its acquisition costs, and its other mineral properties have been expensed as incurred.”

Note e) - page 81

6.
We note your disclosure pertaining to a difference arising for the accounting treatment for the conversion feature of a convertible note. Please tell us where this convertible note is discussed elsewhere in your notes to the financial statements. We are unable to locate any disclosure that describes this transaction and the related financial statement presentation. In addition, please expand your disclosure to state the accounting methodology that is applicable under U.S. GAAP.

Response: The estimation of the conversion feature of a convertible note under Canadian GAAP originated since 1994 and amortization of the conversion feature ended in 1998. Under Canadian GAAP capital stock is credited for the estimated conversion feature and amortized over the term of the note. There is no such requirement under US GAAP. Accordingly at maturity there is a permanent US GAAP reconciliation for this offsetting amount between capital stock and deficit.

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Note 12(e) will be amended in subsequent financial statements as follows:

“Under Canadian GAAP, the Company was required to credit capital stock for the estimated value of the conversion feature of a convertible note which originated in 1994 and amortized this amount over the term to maturity until 1998. Under U.S. GAAP, the entire principal amount of the convertible note is treated as debt.”

Engineering Comments
Risk Factors, page 11

7.	Please provide a risk factor that addresses the many risks associated with mine development related to:

•	The isolated nature of your mineral properties in Burkina Faso in particular;
•	The undeveloped nature of the country in general including lack of infrastructure and support facilities; availability, education levels and familiarity with machinery of likely local employees; and
•	The lack of a significant gold mining industry and its associated support suppliers.

Response: The comment is noted and we intend to add a new risk factor in substantially the following form to our subsequent filings:

“Goldbelt’s business could be adversely affected by a lack of infrastructure and/or skilled labour near its mine sites in Burkina Faso

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, water supply and access to support suppliers are important determinants which affect capital and operating costs. All of our mineral properties are currently located in relatively remote regions of Burkina Faso where lack of access to such infrastructure, or unusual weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure, could adversely affect our operations, financial condition, and results of operations. In addition, a lack of availability of employees possessing the skills needed in our business could have an adverse impact on us.”

Business Overview, page 18
Belahouro Tenements and the Inata Project, page 20

8.	Concerning the disclosure in this section, please:

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•
Revise your disclosure to provide a table that contains your tonnage and grade estimates for your mineral resources estimates, remove all estimates of ounces that are not reserves, and clarify that these are estimates, not certainties;

•	Clarify that the results of the prefeasibility study are preliminary in nature, and that the study explores the possibilities of how this deposit may be mined;
•	Clarify that you do not have any “mineral reserves” that meet the standards of Industry Guide 7.

Response: The comment is noted and we intend to revise our disclosure in subsequent filings in the following manner, with adjustments, if necessary, based on new factual information:

In April 2006, RSG Global, a qualified resource consulting firm based in Perth, Australia, prepared an update of resources estimates for our Inata Project. The resource statement was prepared and reported as of April 24, 2006 in accordance with Canadian NI 43-101. Certain estimates contained in the resources statement are reproduced in the table below. Investors are cautioned that such information represents estimates only and not certainties and that the Company has not reported any “reserves” as such term is defined by the SEC’s Industry Guide 7. Investors are cautioned not to assume that all or any part of mineral resources will ever be converted into mineral reserves.

Summary Resource Statement (above 0.5 g/t cutoff)

Deposit	Resource Category	Tonnes	Average Gold Grade (g/t Au)
Inata	Measured	2,480,000	2.6
	Indicated	12,544,000	1.8
	Inferred	3,567,000	1.4
Minfo	Indicated	622,000	1.3
	Inferred	347,000	1.2
Sayouba	Inferred	144,000	2.4

We are in the process of completing an active drilling campaign of 35,000 meters and have completed a pre-feasibility study (the “Study”) on the Inata Project. The Study, entitled “Prefeasibility Study Report for the Belahouro Gold Mine Project” and dated September 18, 2006 has been furnished to the SEC on Form 6-K on December 22, 2006. The Study is preliminary in nature and explores the possibilities of how the deposit may be mined. The Study proposes open pit mining with the ore to be processed through a conventional CIL plant with a design capacity of 1.5 million tonnes per annum. GBM Minerals Engineering Consultants Ltd. was the lead consultant engaged by Goldbelt to oversee completion of the Study.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to me at 416-364-0557.

Sincerely,

Hemdat Sawh
Chief Financial Officer

cc: Christopher Cummings
      Lawrence Taylor
                Shearman & Sterling LLP